                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)



                           Plains Petroleum Company
                           ------------------------
                               (Name of Issuer)

                                 Common Stock
                           ------------------------
                        (Title of Class of Securities)

                                  726529 10 0
                                ---------------
                                (CUSIP Number)


                               Louis G. Baldwin
                             Senior Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                        810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                (817) 870-2800
           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  May 4, 1995
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   SCHEDULE 13D

- -------------------------------------------------------------------------------
   CUSIP No. 726529 10 0
             -----------
- -------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Cross Timbers Oil Company
        -------------------------
        75-2347769
        ----------
- -------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              a) [   ]  b) [ X ]

        WTW Properties, Inc. is a wholly owned subsidiary of Cross Timbers Oil
        ----------------------------------------------------------------------
        Company.
        --------
        These companies could be deemed to be a group by virtue of this
        ---------------------------------------------------------------
        relationship.
        -------------
- -------------------------------------------------------------------------------
   3)   SEC Use Only

- -------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        WC,  BK
- -------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [   ]

- -------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Delaware
        --------
- -------------------------------------------------------------------------------
                          7)  Sole Voting Power
   Number of Shares           415,400
    Beneficially Owned        -------
    by Each Reporting     -------------------------------
    Person With           8)  Shared Voting Power
                              100
                              -------
                          -------------------------------
                          9)  Sole Dispositive Power
                              415,400
                              -------
                          -------------------------------
                          10)  Shared Dispositive Power
                               100
                               -------
- -------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        415,500
        -------
- -------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
- -------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        4.2%
        ------
- -------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         CO
        ----
- -------------------------------------------------------------------------------

   SCHEDULE 13D
- -------------------------------------------------------------------------------
   CUSIP No. 726529 10 0
             -----------
- -------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        WTW Properties, Inc.
        --------------------
        75-2579542
        ----------
- -------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              a) [   ]  b) [ X ]

        WTW Properties, Inc. is a wholly owned subsidiary of Cross Timbers Oil
        ----------------------------------------------------------------------
        Company.
        --------
        These companies could be deemed to be a group by virtue of this
        ---------------------------------------------------------------
        relationship.
        -------------
- -------------------------------------------------------------------------------
   3)   SEC Use Only

- -------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        WC
- -------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [   ]

- -------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Texas
        -----
- -------------------------------------------------------------------------------
                          7)  Sole Voting Power
   Number of Shares
    Beneficially Owned    -------------------------------
    by Each Reporting     8)  Shared Voting Power
    Person With               100
                              ---
                          -------------------------------
                          9)  Sole Dispositive Power

                          -------------------------------
                          10) Shared Dispositive Power
                              100
                              ---
- -------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        100
        ---
- -------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
- -------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        0.0%
        ----
- -------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         CO
        ----
- -------------------------------------------------------------------------------

ONLY THE INFORMATION REPORTED FOR THE FOLLOWING ITEMS IN THIS AMENDMENT NO. 5 TO
SCHEDULE 13D ARE AMENDED FROM THE INITIAL FILING ON SCHEDULE 13D DATED SEPTEMBER 16, 1994 AND PRIOR AMENDMENTS THERETO (THE INITIAL SCHEDULE 13D TOGETHER WITH ALL PRIOR AMENDMENTS BEING REFERRED TO HEREIN AS "THE SCHEDULE 13D"). UNLESS SPECIFICALLY HEREBY AMENDED, THE INFORMATION IN THE SCHEDULE 13D REMAINS UNCHANGED. UNLESS OTHERWISE DEFINED HEREIN, ALL DEFINED TERMS USED HEREIN HAVE THE SAME MEANING AS IN THE SCHEDULE 13D.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by adding the following:

   (a) As of May 9, 1995, Cross Timbers beneficially owns 415,400 shares of Common Stock or approximately 4.2% of the Issuer's outstanding shares of 9,815,826 at March 15, 1995, as reported in its Annual Report on Form 10-K for the year ended December 31, 1994 ("Outstanding Shares"), and WTWP owns beneficially and of record 100 shares of Common Stock (less than 1% of the Outstanding Shares).

   (b) Cross Timbers has the sole voting power and dispositive power with respect to the 415,400 shares of Common Stock it beneficially owns, and Cross Timbers and WTWP share voting power and dispositive power with respect to the 100 shares of Common Stock owned beneficially and of record by WTWP.

   (c) Schedule II, attached hereto and incorporated herein by reference, lists all transactions in the Common Stock effected from April 19, 1995 through May 9, 1995, by Cross Timbers or WTWP or, to the knowledge of Cross Timbers or WTWP, of any of the persons listed on Schedule I or Schedule III attached to the Schedule 13D.

   (e) On May 4, 1995, Cross Timbers ceased to be the beneficial owner of more than five percent of the Outstanding Shares.

SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         CROSS TIMBERS OIL COMPANY


                         By: LOUIS G. BALDWIN
                             -------------------------------------------
                         Louis G. Baldwin
                         Senior Vice President and Chief Financial Officer



                         WTW PROPERTIES, INC.


Date:  May 9, 1995       By: LOUIS G. BALDWIN
                             ----------------
                         Louis G. Baldwin
                         Vice President and Chief Financial Officer

SCHEDULE II TO SCHEDULE 13D


The following lists all Common Stock transactions effected by Cross Timbers or WTWP from April 19, 1995 through May 9, 1995. All sales were open market transactions. To the best of Cross Timbers' or WTWP's knowledge, no Common Stock transactions were effected by any persons listed in Schedule I or Schedule III attached to the Schedule 13D from April 19, 1995 through May 9, 1995.


                                      Number      Price
          Date                       of Shares  per Share
          -------------------------  ---------  ---------

          Sales by Cross Timbers:

            5/3/95                      44,000    $25.000
            5/4/95                      82,600     25.000
            5/4/95                      25,000     25.250
            5/4/95                       2,400     25.375
            5/9/95                      50,000     25.000
            5/9/95                      25,000     25.125

